# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
Gryphon Online Safety, Inc.

## Opinion

We have audited the financial statements of Gryphon Online Safety, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has yet to achieve positive cash flows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**Auditors’ Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.’s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 29, 2022

**Gryphon Online Safety, Inc.**
**Balance Sheets**

| | December 31, 2021 | December 31, 2020 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 1,376,665 | $ 865,829 |
| Accounts receivable, net | - | 14,131 |
| Inventory, net | 1,680,237 | 379,851 |
| Prepaid expenses | 75,744 | 89,694 |
| Deposits | 177,315 | 85,275 |
| Other receivables | 105,943 | 156,492 |
| Total current assets | 3,415,904 | 1,591,272 |
| Intangible assets, net | 1,645,580 | 1,490,726 |
| Total assets | $ 5,061,484 | $ 3,081,998 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
| Accounts payable and accrued expenses | $ 628,774 | $ 524,032 |
| Accrued interest | - | 6,652 |
| Deferred revenue and customer deposits | 422,737 | 488,084 |
| Short term notes payable | - | 460,285 |
| Convertible equity instruments | - | 400,000 |
| Total current liabilities | 1,051,511 | 1,879,053 |
| Long Term notes payable | 150,000 | 150,000 |
| Accrued interest - long term notes | 8,152 | 2,527 |
| Total liabilities | 1,209,663 | 2,031,580 |
| Commitments and contingencies | | |
| Stockholders' equity | | |
| Series Seed Preferred stock, 9,142,411 and 9,142,411 shares issued and outstanding at December 31, 2021 and 2020, respectively | 914 | 914 |
| Series A-1 Preferred stock, 5,616,525 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively | 562 | - |
| Series A-2 Preferred stock, 454,544 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively | 45 | - |
| Common stock, 10,746,391 and 10,404,791 shares issued and outstanding at December 31, 2021 and 2020, respectively | 1,075 | 1,041 |
| Additional paid-in capital | 10,634,186 | 5,565,965 |
| Accumulated deficit | (6,784,961) | (4,517,502) |
| Total stockholders' equity | 3,851,821 | 1,050,418 |
| Total liabilities and stockholders' equity | $ 5,061,484 | $ 3,081,998 |

See accompanying notes

**Gryphon Online Safety, Inc.**
**Statements of Operations**

| | For the years ended December 31, | |
|---|---|---|
| | 2021 | 2020 |
| Net revenue | | |
| Product | $ 2,079,425 | $ 2,747,947 |
| Service and other | 691,313 | 537,991 |
| Total net revenue | 2,770,738 | 3,285,938 |
| | | |
| Cost of goods sold | (1,630,509) | (1,886,714) |
| Gross profit | 1,140,229 | 1,399,224 |
| | | |
| Operating expenses | | |
| Operations | 452,507 | 203,666 |
| Sales and marketing | 1,442,200 | 1,484,328 |
| General and administrative | 423,865 | 338,885 |
| Research and development | 607,002 | 583,195 |
| Total operating expenses | 2,925,574 | 2,610,074 |
| Loss from operations | (1,785,345) | (1,210,850) |
| | | |
| Other income (expense) | | |
| Interest expense | (48,636) | (26,667) |
| Interest income | 228 | 2,448 |
| Loan forgiveness | - | 41,666 |
| Amortization | (433,706) | (352,098) |
| Total other income (expense) | (482,114) | (334,651) |
| | | |
| Net loss before income tax | (2,267,459) | (1,545,501) |
| | | |
| Provision for income tax | - | - |
| | | |
| Net loss | $ (2,267,459) | $ (1,545,501) |

See accompanying notes

# Gryphon Online Safety, Inc.
## Statements of Changes in Stockholders' Equity

| | Series Seed Preferred Stock | | Series A-1 Preferred Stock | | Series A-2 Preferred Stock | | Common Stock | | Additional Paid-In | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Capital | Deficit | Equity |
| **Balance on December 31, 2019** | 9,142,411 | $ 914 | - | $ - | - | $ - | 10,228,604 | $ 1,023 | $ 5,498,852 | $ (2,972,001) | $ 2,528,788 |
| Issuance of stock under employee stock plans | - | - | - | - | - | - | 40,187 | 4 | 5,871 | - | 5,875 |
| Common stock issued for services | - | - | - | - | - | - | 136,000 | 14 | 48,946 | - | 48,960 |
| Stock based compensation | - | - | - | - | - | - | - | - | 12,296 | - | 12,296 |
| Net Loss | - | - | - | - | - | - | - | - | - | (1,545,501) | (1,545,501) |
| **Balance on December 31, 2020** | 9,142,411 | 914 | - | - | - | - | 10,404,791 | 1,041 | 5,565,965 | (4,517,502) | 1,050,418 |
| Issuance of stock under employee stock plans | - | - | - | - | - | - | 341,600 | 34 | 19,420 | - | 19,454 |
| Preferred shares issued for conversion of debt | | | | | 454,544 | 45 | - | - | 399,955 | - | 400,000 |
| Preferred shares issued for cash | | | 5,616,525 | 562 | | | - | - | 6,177,620 | - | 6,178,182 |
| Issuance costs of preferred shares issued for cash | - | - | - | - | - | - | - | - | (1,559,558) | - | (1,559,558) |
| Stock based compensation | - | - | - | - | - | - | - | - | 30,784 | - | 30,784 |
| Net Loss | - | - | - | - | - | - | - | - | - | (2,267,459) | (2,267,459) |
| **Balance on December 31, 2021** | 9,142,411 | $ 914 | 5,616,525 | $ 562 | 454,544 | $ 45 | 10,746,391 | $ 1,075 | $ 10,634,186 | $ (6,784,961) | $ 3,851,821 |

**Gryphon Online Safety, Inc.**
**Statements of Cash Flows**

| | Year ended December 31, 2021 | Year ended December 31, 2020 |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ (2,267,459) | $ (1,545,501) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Amortization | 433,706 | 352,098 |
| Stock based compensation | 30,784 | 61,256 |
| Forgiveness of PPP loan | - | (41,666) |
| Allowance for bad debts | - | 7,509 |
| Allowance for inventory loss | 30,000 | (58,000) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 14,131 | 6,136 |
| Inventory | (1,330,386) | (56,484) |
| Prepaid expenses | 13,950 | (42,164) |
| Deposits | (92,040) | (85,275) |
| Other receivables | 50,549 | 18,626 |
| Accounts payable and accrued expenses | 104,742 | 341,485 |
| Accrued interest | (1,027) | 9,179 |
| Deferred revenue and customer deposits | (65,347) | 230,164 |
| Net cash used by operating activities | (3,078,397) | (802,637) |
| | | |
| Cash flows from investing activities | | |
| Payments for the purchase of intangible assets | (588,560) | (547,303) |
| Net cash used by investing activities | (588,560) | (547,303) |
| | | |
| Cash flows from financing activities | | |
| Proceeds from issuance of short term notes payable | 85,000 | 500,000 |
| Repayment of short term notes payable | (545,285) | (39,715) |
| Proceeds from issuance of long term notes payable | - | 150,000 |
| Proceeds from issuance of preferred shares for cash | 6,178,182 | - |
| Payment of issuance costs for preferred shares | (1,559,558) | - |
| Proceeds from PPP loan | - | 41,666 |
| Proceeds from exercise of stock options | 19,454 | 5,875 |
| Proceeds from issuance of convertible equity instruments | - | 400,000 |
| Net cash provided by financing activities | 4,177,793 | 1,057,826 |
| | | |
| Net increase (decrease) in cash and cash equivalents | 510,836 | (292,114) |
| Cash and cash equivalents, beginning of year | 865,829 | 1,157,943 |
| Cash and cash equivalents, end of year | $ 1,376,665 | $ 865,829 |
| **Supplemental Cash Flow Information:** | | |
| Cash paid for interest | $ 49,663 | $ 24,319 |
| Cash paid for taxes | $ - | $ - |
| **Non-Cash Investing and Financing Activities:** | | |
| Conversion of debt into preferred shares | $ 400,000 | $ - |

See accompanying notes

**Gryphon Online Safety, Inc.**
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020

**NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

During the year ended December 31, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, "*Revenue from Contracts with Customers*" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification (ASC) Topic 606) and supersedes the most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2021 and 2020, the Company determined that allowances of $60,000 and $30,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2021 and 2020, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $607,002 and $583,195 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $1,442,200 and $1,484,328 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2021 and 2020, the Company determined that allowances of $0 and $7,509, respectively were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 83% of revenue is generated through one online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 29, 2022, the date these financial statements were available to be issued. Subsequent to December 31, 2021:

The Company plans to continue to sell the remaining approved Series A-1 Preferred Stock under the Reg CF offering or to accredited investors or institutions. There are 3,483,475 shares remaining, potentially generating approximately $3,800,000 in new proceeds. In March 2022, 243,289 shares were issued, generating $270,719 in net proceeds.

The Company issued 320,000 stock options which vest over a four-year period, beginning in January 2022.

In February 2022, the Company received an additional $350,000 from the SBA, bringing the loan total to $500,000. Repayment has been extended and will begin in February 2023.

**NOTE 2 – FAIR VALUE MEASUREMENTS**

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2021 and 2020 were determined using level 3 inputs.

**NOTE 3 – INTANGIBLE ASSETS (NET)**

Intangible assets consist of the following at December 31:

| | December 31, 2021 | December 31, 2020 |
|---|---|---|
| Software | $ 2,796,570 | $ 2,208,010 |
| Other Intangible Assets | 447 | 447 |
| | 2,797,017 | 2,208,457 |
| Accumulated Amortization | (1,151,437) | (717,731) |
| | $ 1,645,580 | $ 1,490,726 |

Amortization expense for the years ended December 31, 2021 and 2020, was $433,706 and $352,098, respectively.

**NOTE 4 – OTHER RECEIVABLES**

Other Receivables consist of the following at December 31:

| | December 31, 2021 | December 31, 2020 |
|---|---|---|
| Sales channel partner holdbacks | $ 87,206 | $ 151,838 |
| Other | 18,737 | 4,654 |
| | $ 105,943 | $ 156,492 |

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

**Gryphon Online Safety, Inc.**
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020

**NOTE 5 – SHORT TERM AND LONG TERM DEBT**

*SHORT TERM DEBT*

In March 2021, the Company borrowed $85,000 from a payment processing vendor to provide working capital. The fixed fee for the loan was $11,135. The loan and fee were repaid in full in July 2021.

In September 2020, the Company received $250,000 of proceeds from a loan from an individual. The loan accrued interest at a rate of 8% per annum and matured in September 2020. This note and the accrued interest were paid in full in November, 2021.

In August 2020, the Company received $250,000 of proceeds from a commercial loan. The loan accrued interest at a rate of 16.5% per annum and matured in August 2021. This note and the accrued interest were paid in full in July, 2021.

*LONG TERM DEBT*

In 2020, the Company received proceeds from an SBA loan of $150,000 and a PPP loan of $41,666. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. Repayment has been extended until June 2022 and the loan matures in June 2050. The PPP loan was forgiven in November 2020.

Following is a summary of long-term minimum debt payments required over the next 5 years, including the subsequent $350,000 borrowing discussed in Note 1:

| | | |
|---|---|---|
| 2022 | $ | 0 |
| 2023 | | 0 |
| 2024 | | 6,409 |
| 2025 | | 11,415 |
| 2026 | | 11,851 |
| Thereafter | | 470,325 |

**NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS**

During the year ended December 31, 2020, the Company received $400,000 of proceeds from the issuance of convertible equity instruments that matured in June 2021 and were converted into Series A-2 Preferred Stock.

**Gryphon Online Safety, Inc.**
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2021 and 2020

**NOTE 7 - PREFERRED STOCK**

The Company has 19,137,353 and 9,600,345 $0.0001 par value, shares of Preferred Stock authorized at December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, there were issued and outstanding preferred shares of 15,213,480 and 9,142,411, respectively.

At December 31, 2021, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2. At December 31, 2020, all 9,600,345 authorized Preferred Stock was designated Series Seed.

The Company conducted an offering of its Series A-1 Preferred Stock during the year ended December 31, 2021, issuing 5,616,525 shares at $1.10 per share, providing gross proceeds of $6,178,182. Direct costs associated with the offering, including brokerage and legal fees, totaled $1,559,558, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

During the year ended December 31, 2021, the Company converted $400,000 of convertible equity instruments into 454,544 shares of Series A-2 Preferred Stock.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

**NOTE 8 – COMMON STOCK**

The Company has 40,000,000 and 23,500,000, $0.0001 par value shares of common stock authorized at December 31, 2021 and 2020, respectively.

During the year ended December 31, 2021, the Company issued 55,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $30,784 of stock compensation expense related to stock options during the year ended December 31, 2021. During the year ended December 31, 2020, the Company issued 363,000 stock options for services and recognized $61,256 of stock compensation expense.

During the year ended December 31, 2021, the Company issued 341,600 shares of common stock at an average of $0.06 per share, for cash proceeds of $19,454 from exercised stock options. During the year ended December 31, 2020 the Company issued 40,187 shares of common stock, for cash proceeds of $5,875 from exercised stock options.

A summary of option activity for the periods is as follows:

| | Share Equivalents | Weighted Average Exercise Price | Weighted Average Remaining Term |
|---|---|---|---|
| Outstanding December 31, 2019 | 1,338,125 | $ 0.12 | 8.6 |
| Granted | 363,000 | 0.33 | 10.0 |
| Exercised | (40,187) | 0.14 | - |
| Expired/Forfeited | (50,438) | 0.08 | - |
| Outstanding December 31, 2020 | 1,610,500 | 0.16 | 7.9 |
| Granted | 55,000 | 0.36 | 10.0 |
| Exercised | (341,600) | 0.06 | - |
| Expired/Forfeited | (268,400) | 0.07 | - |
| Outstanding December 31, 2021 | 1,055,500 | $ 0.22 | 7.7 |

Options exercisable at December 31, 2021 and 2020 are 636,177 and 863,500, respectively.

The options issued during 2021 and 2020 vest ratably over periods of one to four years. At December 31, 2021, there are 419,323 unvested stock options outstanding and approximately $24,593 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

| | December 31, | |
|---|---|---|
| | 2021 | 2020 |
| Expected life (years) | 5 | 5 |
| Risk-free interest rate | 1.46-2.24% | 1.5% |
| Expected volatility | 35% | 35% |
| Annual dividend yield | 0% | 0% |

**NOTE 9 - WARRANTS**

A summary of warrant activity for the years ended December 31, 2021 and 2020 is as follows:

| | Warrants - Common Share Equivalents | Weighted Average Exercise Price | Weighted Average Remaining Life |
|---|---|---|---|
| Outstanding December 31, 2019 | 446,341 | $ 0.71 | 7.6 |
| Granted | - | - | - |
| Exercised | - | - | - |
| Expired/Forfeited | - | - | - |
| Outstanding December 31, 2020 | 446,341 | 0.71 | 6.6 |
| Granted | - | - | - |
| Exercised | - | - | - |
| Expired/Forfeited | - | - | - |
| Outstanding December 31, 2021 | 446,341 | 0.71 | 5.6 |

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

**NOTE 10 – INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $1,952,392 and $1,393,941, respectively. As of December 31, 2021, and 2020, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

| | December 31, | |
|---|---|---|
| | **2021** | **2020** |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 1,957,488 | $ 1,310,076 |
| Deferred revenue timing difference | (18,951) | 60,557 |
| Stock-based compensation | 8,310 | 17,764 |
| Research and development tax credit carryforwards | 5,544 | 5,544 |
| Total deferred tax assets | 1,952,392 | 1,393,941 |
| | | |
| Deferred tax liabilities: | | |
| Total deferred tax liabilities | - | - |
| | | |
| Valuation allowance | (1,952,392) | (1,393,941) |
| | | |
| Net deferred tax assets | $ - | $ - |

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2021 and 2020 and no history of generating taxable income. Therefore, valuation allowances of $1,952,392 and $1,393,941 were recorded as of December 31, 2021 and 2020, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

**NOTE 11 – COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2020, the Company was sued for patent infringement. The Company filed a motion to dismiss, as it believes the suit is baseless. As of December 31, 2021, the lawsuit is still in the discovery phase and the plaintiff is not providing requested information. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would range between $100,000 and $250,000.

**NOTE 12 - GOING CONCERN**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $6,784,961 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 13 – RELATED PARTIES**

During the years ended December 31, 2021 and 2020, the Company issued options for the purchase of common stock of 0 and 200,000, respectively to members of the Company's Board of Directors. In addition, for the years ended December 31, 2021 and 2020, the Company paid $113,510 and $47,095, respectively for legal counsel to a firm in which one of the directors is a partner.

**Item 8. EXHIBITS**

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

| Exhibit No. | Description |
|---|---|
| 2.1 | Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021) |
| 2.2 | Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021) |
| 3.1 | Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021) |
| 3.2 | Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021) |
| 3.3 | Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021) |

**SIGNATURES**

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Gryphon Online Safety Inc.**

/s/ John Wu
Chief Executive Officer
Date: May 2, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: May 2, 2022